

September 19, 2016

Via E-Mail

David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central
Hong Kong

> **Re:** **Trina Solar Limited**
> **Schedule 13E-3**
> **Filed August 26, 2016 by Trina Solar Limited, Fortune Solar Holdings
> Limited, Red Viburnum Company Limited, Mr. Jifan Gao, Ms. Chunyan
> Wu, Wonder World Limited, Jiangsu Panji Investment Co., Ltd.,
> Shanghai Xingsheng Equity Investment & Management Co., Ltd.,
> Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou
> Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New
> Energy Investment Co., Ltd., and Liuan Xinshi Asset
> Management Co., Ltd.**
> **File No. 005-82526**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

1.   General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise to provide all

disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including Xingsheng, Xingjing, Great Zhongou, Tibet Zhongou and Liuan.Provide also the disclosure required by Item 1002(f) of Regulation M-A.

2.   Please fill in the blanks and remove brackets throughout the proxy statement.

Summary Term Sheet, page 1

3.   Revise this section and the section entitled "Questions and Answers…" to shorten them significantly. See Item 1001 of Regulation M-A.

4.   Revise the subsection "Purposes and Effects of the Merger" (page 8) to include similar disclosure for the company.

Questions and Answers, page 16

5.   Revise the entry relating to your convertible notes (pages 16-17) to disclose the conversion rate applicable to your notes and to compare the value of converting the outstanding notes to the value of the current transaction.

Special Factors

Background of the Merger, page 23

6.   Revise the second paragraph on page 23 to describe the original communications with Xingsheng and any relationship between any filing person (or its representatives) and Xingsheng.

7.   Refer to the third paragraph on page 23 where you disclose that the Buyer Group indicated it did not intend to sell its shares to a third party. Revise your disclosure to explain why this was a relevant consideration given that the Buyer Group appears to have held less than 6% of your shares and a transaction that did not include the Buyer Group's support could have been completed without undue difficulty despite the Buyer Group's desires referenced above.

8.   We note that the Buyer Group retained Duff and Phelps. Please tell us whether Duff and Phelps prepared any report, opinion or appraisal, as described in Item 1015 of Regulation M-A.

<u>Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors, page 35</u>

9.   Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

10.   Revise the second bullet point on page 36 to describe the basis for the belief held by the special committee and the board of directors that it could take a considerable period of time for the company's stock price to reach and sustain a level similar to the current transaction price.

11.   We note that the special committee and board of directors considered the financial advisor's presentations and opinions regarding the fairness of the transaction. We also note that the board of directors adopted the special committee's analysis and recommendation. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation.See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the special committee adopted the financial advisor's analysis and opinion.

12.   On a related note, please revise your disclosure address how any filing person relying on the Citi opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares "other than Excluded Shares and restricted shares," rather than all unaffiliated security holders.

13.   Please provide the disclosure required by Item 1014(c), (d) and (e) of Regulation M-A.

<u>Position of the Buyer Group as the Fairness of the Merger, page 40</u>

14.   Your inclusion of the members of the Buyer group as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-3.Thus, please revise your disclosure, currently stating that the members of the Buyer Group "may be deemed" affiliates of the company, to remove doubt from this conclusion. Apply this comment to the first paragraph of the section "Buyer Group's Purpose of and Reasons for the Merger," including your reference to a "possible interpretation of the SEC rules.

15.   Please provide the disclosure required by Item 1014(c) of Regulation M-A.

Certain Financial Projections, page 44

16.   We note in the Background section that on July 6, 2016 the company provided Citi updated financial projections. Please revise this section to identify which set of projections you have disclosed and to include the remaining set of projections. Also, please ensure that you disclose the complete projections, instead of a summary of them, as indicated on page 46, above the table.

17.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Special Committee's Financial Advisor, page 34

18.   Please revise to disclose the data underlying the results described in the Comparable Companies, the Discounted Cash Flows and Sum of the Parts analyses and **to show how that information resulted in the multiples/values disclosed**.

19.   Disclose the compensation paid to Citi during the past two years, as required by Item 1015(b)(4) of Regulation M-A.

Financial Information, page 107

20.   Please disclose ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions